U.S. COMMERCIAL CORP., S.A. DE C.V.

November 1, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of September 30,2005 and 2004 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

RECEIVED
2005 NOV -8 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**15,749,354**	**100**	**16,917,892**	**100**
2	**CURRENT ASSETS**	**8,581,301**	**54**	**9,130,157**	**54**
3	CASH AND SHORT-TERM INVESTMENTS	987,791	6	1,017,148	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	199,848	1	217,964	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	104,919	1	67,004	-
6	INVENTORIES	5,978,758	38	5,506,167	33
7	OTHER CURRENT ASSETS	1,309,985	8	2,321,874	14
8	**LONG-TERM**	**13,461**	**0**	**16,540**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	13,461	0	16,540	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,034,317**	**13**	**2,065,508**	**12**
13	PROPERTY	1,432,121	9	1,104,903	7
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,392,216	22	3,121,512	18
16	ACCUMULATED DEPRECIATION	2,799,101	18	2,251,354	13
17	CONSTRUCTION IN PROGRESS	9,081	0	90,447	1
18	**DEFERRED ASSETS (NET)**	**4,845,945**	**31**	**4,858,001**	**29**
19	**OTHER ASSETS**	**274,330**	**2**	**847,686**	**5**
20	**TOTAL LIABILITIES**	**10,632,041**	**100**	**10,195,626**	**100**
21	**CURRENT LIABILITIES**	**5,290,896**	**50**	**4,956,977**	**49**
22	SUPPLIERS	1,996,764	19	2,125,264	21
23	BANK LOANS	111,772	1	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	86,016	1	127,596	1
26	OTHER CURRENT LIABILITIES	3,096,344	29	2,704,117	27
27	**LONG-TERM LIABILITIES**	**5,258,341**	**49**	**5,183,643**	**51**
28	BANK LOANS	5,073,476	48	4,988,121	49
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	184,865	2	195,522	2
31	**DEFERRED LOANS**	**11,826**	**-**	**55,006**	**1**
32	**OTHER LIABILITIES**	**70,978**	**1**	**-**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**5,117,313**	**100**	**6,722,266**	**100**
34	**MINORITY INTEREST**	0	0	**0**	0
35	**MAJORITY INTEREST**	**5,117,313**	**100**	**6,722,266**	**100**
36	**CONTRIBUTED CAPITAL**	**5,559,435**	**109**	**5,559,294**	**83**
37	PAID-IN CAPITAL STOCK (NOMINAL)	477,217	9	478,236	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,123,065	41	2,122,531	32
39	PREMIUM ON SALES OF SHARES	2,959,153	58	2,958,527	44
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0		0	0
41	**CAPITAL INCREASE (DECREASE)**	**(442,122)**	**(9)**	**1,162,972**	**17**
42	RETAINED EARNINGS AND CAPITAL RESERVE	712,916	14	774,352	12
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	154,017	3	523,419	8
45	NET INCOME FOR THE YEAR	(1,309,055)	(26)	(134,799)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**987,791**	**100**	**1,017,148**	**100**
46	CASH	361,895	37	646,223	64
47	SHORT-TERM INVESTMENTS	625,896	63	370,925	36
18	**DEFERRED ASSETS (NET)**	**4,845,945**	**100**	**4,858,001**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	4,838,682	100	4,851,137	100
50	DEFERRED TAXES	7,263	0	6,864	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,290,896**	**100**	**4,956,977**	**100**
52	FOREING CURRENCY LIABILITIES	5,168,562	98	4,829,340	97
53	MEXICAN PESOS LIABILITIES	122,334	2	127,637	3
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,096,344**	**100**	**2,704,117**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	82,659	3	13,583	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,013,685	97	2,690,534	99
27	**LONG-TERM LIABILITIES**	**5,258,341**	**100**	**5,183,643**	**100**
59	FOREING CURRENCY LIABILITIES	5,156,280	98	5,183,643	100
60	MEXICAN PESOS LIABILITIES	102,061	2	0	-
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**184,865**	**100**	**195,522**	**100**
63	OTHER LOANS WITH COST	184,865	100	195,522	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**11,826**	**100**	**55,006**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	-
67	OTHERS	11,826	100	55,006	100
32	**OTHER LIABILITIES**	**70,978**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	70,978	0	0	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**154,017**	**100**	**523,419**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	154,017	100	523,419	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,290,405	4,173,180
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	416	385
75	EMPLOYERS (*)	15,444	15,259
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,246,606,003	1,249,267,003
78	REPURCHASED SHARES (*)	140,725,427	138,064,427

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**32,334,067**	**100**	**31,409,533**	**100**
2	COST OF SALES	25,652,360	79	24,978,950	80
3	**GROSS INCOME**	**6,681,707**	**21**	**6,430,583**	**20**
4	OPERATING	6,542,876	20	6,393,429	20
5	**OPERATING INCOME**	**138,831**	**0**	**37,154**	**0**
6	TOTAL FINANCING COST	(91,809)	0	(79,847)	0
7	**INCOME AFTER FINANCING COST**	**230,640**	**1**	**117,001**	**0**
8	OTHER FINANCIAL OPERATIONS	(49,287)	0	116,012	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**279,927**	**1**	**989**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	56,111	0	(2,045)	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**223,816**	**1**	**3,034**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**223,816**	**1**	**3,034**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	1,532,871	5	137,833	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(1,309,055)**	**-4**	**-134,799**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(1,309,055)**	**-4**	**-134,799**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(1,309,055)**	**-4**	**-134,799**	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**32,334,067**	**100**	**31,409,533**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	32,334,067	100	31,409,533	100
23	TRANSLATED IN TO DOLLARS (***)	2,980,236	9	2,895,021	9
6	**TOTAL FINANCING COST**	**(91,809)**	**100**	**(79,847)**	**100**
24	INTEREST PAID	216,618	236	175,108	219
25	EXCHANGE LOSSES	18,859	21	97	0
26	INTEREST EARNED	21,652	24	7,145	9
27	EXCHANGE PROFITS	15,985	17	222	0
28	GAIN DUE TO MONETARY POSITION	(289,649)	(315)	(247,685)	(310)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(49,287)**	**100**	**116,012**	**100**
29	OTHER NET EXPENSES (INCOME) NET	30,806	63	21,859	19
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(80,093)	(163)	94,153	81
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**56,111**	**100**	**(2,045)**	**100**
32	INCOME TAX	56,918	101	4,635	227
33	DEFERED INCOME TAX	(807)	-1	(6,680)	(327)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	32,334,068	31,409,534
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	44,112,733	44,021,809
39	OPERATION INCOME (**)	228,912	11,462
40	NET INCOME OF MAYORITY INTEREST (**)	(1,225,548)	(81,345)
41	NET CONSOLIDATED INCOME (**)	(1,225,548)	(175,250)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,651,536**	**100**	**10,413,446**	**100**
2	COST OF SALES	8,505,642	80	8,322,018	80
3	**GROSS INCOME**	**2,145,894**	**20**	**2,091,428**	**20**
4	OPERATING	2,207,607	21	2,089,824	20
5	**OPERATING INCOME**	**(61,713)**	**(1)**	**1,604**	**0**
6	TOTAL FINANCING COST	(22,014)	0	49,120	0
7	**INCOME AFTER FINANCING COST**	**(39,699)**	**0**	**(47,516)**	**0**
8	OTHER FINANCIAL OPERATIONS	3,476	0	(14,680)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(43,175)**	**0**	**(32,836)**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	50,690	0	1,360	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**(93,865)**	**(1)**	**(34,196)**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(93,865)**	**(1)**	**(34,196)**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	1,169,111	11	28,741	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(1,262,976)**	**(12)**	**(62,937)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(1,262,976)**	**(12)**	**(62,937)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	0	0	-	0
20	**NET INCOME OF MAJORITY INTEREST**	**(1,262,976)**	**(12)**	**(62,937)**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**10,651,536**	**100**	**10,413,446**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	10,651,536	100	10,413,446	100
23	TRANSLATED IN TO DOLLARS (***)	981,754	9	959,809	9
6	**TOTAL FINANCING COST**	**(22,014)**	**100**	**49,120**	**100**
24	INTEREST PAID	79,963	363	63,497	129
25	EXCHANGE LOSSES	14,869	68	20	-
26	INTEREST EARNED	7,929	36	1,276	3
27	EXCHANGE PROFITS	15,877	72	45	-
28	GAIN DUE TO MONETARY POSITION	(93,040)	(423)	(13,076)	(27)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**3,476**	**100**	**(14,680)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,352	96	19,291	131
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	124	4	(33,971)	(231)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**50,690**	**100**	**1,360**	**100**
32	INCOME TAX	50,331	99	1,523	112
33	DEFERED INCOME TAX	359	1	(163)	(12)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(1,309,055)**	**(134,799)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,953,900	422,582
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**644,845**	**287,783**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,126,930)	(1,611,072)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(482,085)**	**(1,323,289)**
6	CASH FLOW FROM EXTERNAL FINANCING	626,017	1,176,517
7	CASH FLOW FROM INTERNAL FINANCING	(11,243)	(156,300)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**614,774**	**1,020,217**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(322,953)**	**(138,396)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(190,264)	(441,468)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,178,055	1,458,616
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	987,791	1,017,148

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,953,900**	**422,582**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	366,442	383,299
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	1,587,458	39,283
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,126,930)**	**(1,611,072)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	45,786	19,571
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(716,208)	994,454
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,042,681	(13,345)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,635,784)	(2,038,155)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	136,595	(573,597)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**626,017**	**1,176,517**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	111,772	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	448,419	1,490,633
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	65,826	(27,660)
27	(-) BANK FINANCING AMORTIZATION	-	(286,456)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(11,243)**	**(156,300)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,018)	(11,443)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(10,225)	(144,857)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(322,953)**	**(138,396)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-	(23,747)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(447,141)	(261,985)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	43	0
39	+ (-) OTHER ITEMS	124,145	147,336

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(4.05)	%	(0.43)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(23.95)	%	(1.21)	%
3	NET INCOME TO TOTAL ASSETS (**)	(7.78)	%	(1.04)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(22.13)	%	(183.74)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.80	times	2.60	times
7	NET SALES TO FIXED ASSETS (**)	21.68	times	21.31	times
8	INVENTORIES ROTATION (**)	5.86	times	6.35	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.40	%	4.42	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.51	%	60.27	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.08	times	1.52	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.11	%	98.21	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	258.48	%	250.96	%
15	OPERATING INCOME TO INTEREST PAID	0.64	times	0.21	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.15	times	4.32	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.62	times	1.84	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.49	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.81	times	0.90	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.67	%	20.52	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.99	%	0.92	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.49)	%	(5.13)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.23)	times	(7.56)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	101.83	%	115.32	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(1.83)	%	(15.32)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	138.45	%	189.30	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(0.98)		$	(0.07)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	0.26		$	(0.15)	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	1.24		$	0.01	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	(0.02)	
8	CARRYING VALUE PER SHARE	$	4.10		$	5.38	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.98	times		1.03	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(4.08)	times		(80.71)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 3 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,246,606,003			1,246,606,003	477,217	
TOTAL			**1,246,606,003**	**0**	**0**	**1,246,606,003**	**477,217**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,246,606,003
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B-1	140,725,427	4.28553	4.00000